UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number: 001-14974

1-5, rue Jeanne d'Arc

92130 Issy-les-Moulineaux

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

Exhibits

Exhibit 1 Press Release, “Technicolor Sells Majority of its Stake in Screenvision”, dated September 27, 2010.

Exhibit 2 Press Release, “Technicolor, Innovation Partner to YouView”, dated September 20, 2010.

Exhibit 3 Press Release, “Technicolor collaborates with Intel for next generation smart set-top boxes”, dated September 15, 2010.

Exhibit 4 Press Release, “Technicolor to supply advanced HD set-top boxes to Astro”, dated September 9, 2010.

Exhibit 5 Press Release, “Technicolor Updates Its Set-top Boxes to Enhance the TV Experience for Bouygues Telecom Bbox Customers”, dated September 2, 2010.

Exhibit 6 Press Release, “Technicolor selected by UPC Broadband for New EuroDocsis 3.0 cable internet service”, dated August 3, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Technicolor
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: September 30, 2010	Title:	General Secretary

Exhibit 1

PRESS RELEASE

Technicolor Sells Majority of its Stake in Screenvision
 Retains a Minority Shareholding and Continues to be the Provider of Film and Digital Services to Screenvision

Paris (France), September 27, 2010 – Technicolor (Euronext Paris : FR0010918292 ; NYSE : TCH) today announced the sale of the majority of its 50% stake in Screenvision US to Shamrock Capital Growth Fund II, a leading private equity fund focused on media, entertainment and communications, in return for $60 million in cash and will retain a minority equity position. This transaction falls within the strategic process initiated by the Group in 2009 with the objective to refocus on its customer base of content creators and network service providers.

Key Elements of the Transaction

•

In exchange for a portion of its 50% ownership in Screenvision, Technicolor will receive $60 million in cash and will retain an 18.8% interest in a newly-formed Screenvision holding company.

•

Technicolor will continue to be Screenvision’s provider of both film and digital services. The film processing & distribution agreement extends through end of life.

•

Technicolor will retain one seat on the Board of Screenvision

•

Technicolor will apply the $60 million proceeds towards repayment of the DPN.

“Following the announcement of our broadcast business disposal in July, the sale of our stake in Screenvision is another important milestone in our disposal program”, said Frederic Rose, Chief Executive Officer of Technicolor. “We will keep a minority stake in Screenvision due to our close business relationship and will continue to be Screenvision’s provider of both film and digital services.”

The transaction is pending regulatory approval and customary closing conditions and is expected to close in the fourth quarter 2010.

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

With more than 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The company is a leading provider of production, postproduction, and distribution services to content creators and distributors. Technicolor is one of the world’s largest film processors; one of the largest independent manufacturers and distributors of DVDs (including Blu-ray Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business.

For more information:  www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Shareholder relations:

shareholder@technicolor.com

Exhibit 2

PRESS RELEASE

Technicolor, Innovation Partner to YouView

The Group brings its expertise in Digital Home solutions to the newly-formed JV

Paris, September 20, 2010 – Technicolor (Euronext Paris: FR0010918292 ; NYSE : TCH) today expressed its support for YouView - formerly known as Project Canvas, as an innovation partner.

YouView will bring a new subscription-free internet-connected TV service to UK homes next year. As one of the innovation partners working closely with the project, Technicolor has contributed to the development of the core technical specifications to support the launch of the first YouView consumer equipment.

"Technicolor is honored to support the launch of an open internet-connected TV platform which will transform UK viewers' home entertainment experience" said Georges Laplanche, Senior Vice President,Connect Division at Technicolor. "Being involved in this project was very important for us: as we are working with major service providers for many years, we are at the forefront of innovating and driving the next generation of connected home devices, and we are proud to bring our expertise to YouView".

Richard Halton, CEO, YouView said: "YouView is a partnership right across the industry and we are indebted to everyone at Technicolor, as one of our partners, for their work towards making a better future for TV for everyone."

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

With more than 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The company is a leading provider of production, postproduction, and distribution services to content creators and distributors. Technicolor is one of the world’s largest film processors; one of the largest independent manufacturers and distributors of DVDs (including Blu-ray Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business.

For more information:  www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Shareholder relations:

shareholder@technicolor.com

Technicolor Industry Analyst Relations: +33 1 41 86 59 39

industryanalystrelations@technicolor.com

Exhibit 3

PRESS RELEASE

Technicolor collaborates with Intel for next generation smart set-top boxes

Technicolor is pioneering the next era of set top boxes with the new Intel® Atom™ Processor CE4200

Paris, September 15, 2010 – Technicolor (Euronext Paris: FR0010918292 ; NYSE : TCH) today announced that it is collaborating with Intel on its latest system on a chip, the Intel® Atom™ processor CE4200, formerly code-named Groveland.

The strategic collaboration will fuel Technicolor's plan to drive into the market a new generation of integrated broadcast and IP set-top boxes, enabling service providers to create exciting new multi-screen, 3D, games and online video user experiences in the home.

The collaboration agreement with Intel has allowed Technicolor to test early prototype silicon, provide technical recommendations to Intel, and prove new STB designs. Technicolor has developed an early 3D Multiview Coding (MVC) and video transcoding demonstration of the chipset capabilities to illustrate its potential in delivering the next generation TV experience.

The first devices from Technicolor are expected to be in production early in 2011.

 “Through this deep collaboration with Intel, we will be able to deliver the next generation set-top box design. We see the CE4200, and its successors built on Intel architecture, to be a key ingredient to our next wave of success, with millions of households benefiting from our advanced, smart design and strong focus on rich user interfaces” said Vince Pizzica, Head of Digital Delivery at Technicolor. He added: “By bringing together the unrivalled experience of Technicolor in digital content services, set-top boxes, and gateways with Intel’s processor design team, the result will be a media services platform for the home that will be truly user centric, bringing an incomparable experience for the enjoyment of premium content”.

“Smart TV is transforming the TV experience, bringing Internet services and applications to the viewer,” said Brad Daniels, General Manager and Vice-President, Intel Digital Home Group. “Technicolor shares our vision, and provided its video expertise to help Intel optimize the new Intel Atom CE4200 processor. Taking advantage of the Intel Atom CE4200, Technicolor is poised to deliver a broad array of entertainment options to service providers and their subscribers.”

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

With more than 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The company is a leading provider of production, postproduction, and distribution services to content creators and distributors. Technicolor is one of the world’s largest film processors; one of the largest independent manufacturers and distributors of DVDs (including Blu-ray Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business.

For more information:  www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Shareholder relations:

shareholder@technicolor.com

Industry Analyst Relations: +33 1 41 86 59 39

industryanalystrelations@technicolor.com

Exhibit 4

PRESS RELEASE

Technicolor to supply advanced HD set-top boxes to Astro

Malaysia-based satellite broadcaster continues long-term relationship with Technicolor

Paris (France), 9 September 2010 – Technicolor (Euronext Paris : FR0010918292 ; NYSE : TCH) today announced that it has won a further contract from Astro, Malaysia’s leading integrated cross-media group. Already an established supplier of MPEG-2 and MPEG-4 set-top boxes for standard definition broadcasting, Technicolor is now to supply High Definition (HD) MPEG-4 STBs with local recording capability to support Astro’s move to offer more technology-adapting services and products to its close to 3 million and growing customer base.

The innovative HD enabled STB to be supplied by Technicolor includes the ability to record to an external disk or disks, allowing subscribers the convenience and flexibility to tailor their recording capability to meet their own requirements.

“This is another important milestone in our relationship with Astro, and I am delighted to be part of their plans to move to HD,” said Georges Laplanche, Senior Vice President, Connect Division at Technicolor. “From the beginning Astro has always challenged us to deliver technically excellent, operationally innovative platforms, a challenge which we have relished”.

“We are happy to be working with Technicolor and we are confident that their expertise in innovative high definition services will be a great support for us in our HD offering to our customers. This agreement marks the continuation of our relationship with the Group” added Rohana Rozhan, CEO of Astro.

Deliveries of the new STB are now underway, while at the same time Technicolor will also provide locally-based and extensive logistics and after-sales support to Astro.

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

With more than 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The company is a leading provider of production, postproduction, and distribution services to content creators and distributors. Technicolor is one of the world’s largest film processors; one of the largest independent manufacturers and distributors of DVDs (including Blu-ray Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business.

For more information:  www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Shareholder relations:

shareholder@technicolor.com

Industry Analyst Relations: +33 1 41 86 59 39

industryanalystrelations@technicolor.com

Exhibit 5

PRESS RELEASE

Technicolor Updates Its Set-top Boxes

to Enhance the TV Experience for Bouygues Telecom Bbox Customers

Development of new TV user interface and software

Paris (France) –  2nd September 2010 - Technicolor (Euronext Paris : FR0010918292 ; NYSE : TCH) and Bouygues Telecom today announced the development of a new TV user interface for Bouygues Telecom Bbox customers and new software for the Technicolor DBI 8500 set-top boxes used by Bouygues.

The DBI 8500 set-top boxes are used by all Bouygues Bbox Triple Play and Quadruple Play ADSL subscribers as well as new customers eligible for Bbox TV service. The new software and TV user interface significantly enhance the user experience by providing greater fluidity and speed of access to various services (such as zapping between channels, applications, etc.) thanks to the use of Flash technology.

Cooperation between Technicolor and Bouygues Telecom teams over the past few months has yielded a series of innovations, including:

-

a new TV portal developed by Bouygues Telecom and now available

-

adaptation of the Technicolor Smartvision IPTV platform to accommodate the new portal and its interaction with the set-top boxes

-

the new set-top box software developed by Technicolor, based on Linux and Flash (tele-installed at customers’ homes over this summer)

-

services applications, implemented by Bouygues Telecom and integrated into the set-top boxes by Technicolor.

New services, such as widgets and a DLNA Media Center, will round out the enhancements during the coming months.

Technicolor is delighted with the success of Bouygues Telecom’s Bbox package and the roll-out of this new program.

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

With more than 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The company is a leading provider of production, postproduction, and distribution services to content creators and distributors. Technicolor is one of the world’s largest film processors; one of the largest independent manufacturers and distributors of DVDs (including Blu-ray Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business.

For more information:  www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Shareholder relations:

shareholder@technicolor.com

Industry Analyst Relations: +33 1 41 86 59 39

industryanalystrelations@technicolor.com

Exhibit 6

PRESS RELEASE

Technicolor selected by UPC Broadband for New EuroDocsis 3.0 cable internet service

Premium data, voice and Wifi terminal adaptor to be rolled out to digital cable networks

Paris (France), 3 August 2010 - Technicolor (Euronext Paris : FR0010918292 ; NYSE : TCH) today announced that it will supply leading cable operator UPC Broadband, the European Division of Liberty Global, Inc., with its advanced EMTA (enhanced multimedia terminal adaptor). UPC will add a new, premium offering including wired and wireless networking on its digital cable broadband networks.

This move follows the successful deployment of first generation integrated Wifi EMTAs over the past 18 months and marks the transition to next generation Eurodocsis 3.0 capability. This new device, which fully automates installation for each subscriber, will be rolled out in several European countries including the Netherlands, Poland and Austria.

 “We are delighted to have been selected by UPC Broadband. This EMTA is part of our broad range of gateway products, which we have developed by carefully studying the way the market is developing and the growing need for sophisticated home networking,” said Pascal Portelli, SVP Gateways & Connected Devices, Connect Division at Technicolor. “Through Docsis 3.0, UPC will be able to deliver unrivalled bandwidth to the home with state-of-the-art home networking technology. Technicolor will provide UPC a real competitive edge to deliver the advanced features that their subscribers demand.”

 “Technicolor was able to deliver a complete package which makes it very easy for our subscribers to install and set up themselves. The new TWG870 is a very powerful end-user-friendly product.” said Karen Kinsey, VP Supply Chain Management at UPC Broadband.

The TWG870 is a premium home gateway product, supporting both Docsis and EuroDocsis 3.0, that optimises the best use of cable capacity to bring very high speed broadband into the home. It also incorporates voice telephony with a four port gigabit ethernet router and 802.11n wireless connectivity.

The EuroDocsis 3.0 capabilities of the TWG870 allows the bonding of up to eight downstream channels, offering internet access speeds of up to 300Mb/s to the home. Support of the 802.11n standard greatly increases the range as well as speed of access on the home network. This enables the TWG870 to position the operator with a single point solution for delivering a range of rich media sharing services everywhere in the home.

Technicolor is a worldwide leader in Wifi-enabled products, offering Wifi across its portfolio of home gateways for digital cable and for telcos, including ADSL, VDSL and fibre to the home.

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements. For a more complete list and description of such risks and uncertainties, refer to Technicolor’s filings with the U.S. Securities and Exchange Commission and its filings with the French Autorité des marchés financiers.

***

About Technicolor

With more than 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The company is a leading provider of production, postproduction, and distribution services to content creators and distributors. Technicolor is one of the world’s largest film processors; one of the largest independent manufacturers and distributors of DVDs (including Blu-ray Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business.

For more information:  www.technicolor.com

Press contacts: +33 1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: +33 1 41 86 55 95

investor.relations@technicolor.com

Shareholder relations:

shareholder@technicolor.com

Industry Analyst Relations: +33 1 41 86 59 39

industryanalystrelations@technicolor.com